UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26427

Stamps.com Inc.
(Exact name of registrant as specified in its charter)

1990 E. Grand Avenue
El Segundo, CA 90245
(972) 265-6227
(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Ken McBride
Chief Executive Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, CA 90245
(972) 265-6227
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ted Peto, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
(312) 862-2000

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Stamps.com Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 15, 2021	By:	/s/ Matthew Lipson
		Name: Title:	Matthew Lipson Chief Legal Officer and Secretary